

November 26, 2013

Via E-mail
Ms. Chunfeng Lu
President, CEO and CFO
Basta Holdings, Corp.
Room 2105, Sino Life Tower, No. 707 Zhang Yang Rd. Pudong
Shanghai, China 200120

> **Re: Basta Holdings, Corp.**
> **Form 8-K/A Item 4.01**
> **Filed November 25, 2013**
> **File No. 333-185572**

Dear Ms. Lu:

We have reviewed your filing noted above and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. Please revise the "(c)" item of the second paragraph accordingly to disclose, if true, that for the two most recent fiscal years ended October 31, 2012 through the date of resignation, there were no disagreements on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Ronald Chadwick, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. Refer to Item 304(a)(1)(iv) of Regulation S-K

2. The updated Exhibit 16 letter refers to the "Item 4.01 of its Form 8-K dated July 12, 2013". In the next Exhibit 16 letter from the former accountant, please ensure that he has stated whether he agrees with the statements made in your most recently revised Form 8-K/A.

3. As previously requested, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

These acknowledgements may be included in a letter filed as correspondence on Edgar.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant